Exhibit 99.1

Onion Global Limited Announces Third Quarter 2021 Unaudited Financial Results

Guangzhou, China, November 1, 2021 - Onion Global Limited (“Onion Global” or the “Company”)1 (NYSE: OG), a next-generation lifestyle brand platform that incubates, markets and distributes the world's fresh, fashionable and future brands to young people in China and across Asia, today announced its unaudited financial results for the third quarter of 2021.

Third Quarter 2021 Financial Highlights

•	Total revenues were RMB683.0 million (US$106.0 million) in the third quarter of 2021, compared to RMB1,058.7 million in the same period of 2020.

•	Gross profit was RMB128.4 million (US$19.9 million), compared with that of RMB156.4 million in the same period of 2020.

•	Net income attributable to ordinary shareholders was RMB0.4 million (US$0.1 million), compared with net income of RMB29.5 million in the same period of 2020.

•	Non-GAAP net income[2] attributable to ordinary shareholders was RMB4.8 million (US$0.7 million), compared with that of RMB29.5 million in the same period of 2020. For more information on this non-GAAP financial measure, please see the table captioned “Onion Global Limited Reconciliation of GAAP and Non-GAAP Results” near the end of this release.

Third Quarter 2021 Operational Highlights

•	Total GMV[3] generated by the sales of the Group was RMB762.5 million (US$118.3 million) in the third quarter of 2021, compared to RMB1,276.9 million in the same period of 2020.

•	Total GMV generated by sales of our private label brands was RMB61.7 million (US$9.6 million), representing a significant increase of 290.5% from RMB15.8 million in the same period of 2020.

•	As of and for the twelve months ended September 30, 2021, the total number of key opinion consumers (“KOCs”), total number of active KOCs[4], and total number of active buyers[5] was 740 thousand, 474 thousand, 1.6 million, respectively.

•	As of September 30, 2021, the total number of brands of the Group reached 4,268, while the total number of private label brands of the Group reached 29.

Recent Developments

In the third quarter, we continued to execute on our proven growth strategy and made considerable progress in brand management, omni-channel optimization, and business innovation.

During the quarter, we reported a lower GMV compared to the same period last year, resulting from our brand management shift and redirecting our focus on third-party high-traffic brands to private label brands and self-managed brands. The GMV from private label brands as a percentage of total GMV increased to approximately 8% in the third quarter from approximately 1% in the same period last year. In fact, this shift in focus increased the gross margin as a whole. And we are confident that gross margin will further improve as the contribution of private label brands grows.

We have a deep cultivation of omni-channel operations in both KOCs private traffic and public domain traffic pools that drives our core marketing competencies. During the quarter, we launched the "LUCA Elite Club" Events to further motivate and educate our KOCs community and expand the shopping experience from online to offline. This strategic decision is strengthening the efficiency and capabilities of our omni-channel marketing layout.

In terms of business innovation, our private label brand "TENKOU RYUUGI BEAUTY" received a Gold Award for its packaging design at the 2021 Pentawards in September, which is considered a prestigious worldwide competition for packaging design. The award validated and recognized our efforts in pursuing an optimal consumer experience for our private label brands by driving the product line to the next level and reaching a stronger market position. The brand gained a national recognition, and is a testament of our key competencies in driving new trends in products packaging design. It also validates our strategy to transfer our product focus towards our private label brands. Besides this, we also launched our proprietary female apparel brand recently on several online channels.

Emerging consumption trends present huge potential market opportunities, which is why we consistently review and explore the market for future consumption trends. We have now grown to become a next-generation lifestyle brand platform with a complete brand matrix that integrates omni-channel marketing and distribution solutions. Moving forward, we plan to establish a comprehensive presence in the high-tech product category to grow our strong brand database, strengthen our position in the upstream supply chains, and improve our channels. We will also continue to invest in technology and innovation to strengthen our product offerings. We’re expected to maintain a strong growth momentum that will lead to quantifiable financial returns, and make full use of our existing advantages to achieve a sustainable development for brand partners, the KOCs and Onion Global, bringing more value to our shareholders.

Third Quarter 2021 Financial Results

Total Revenues were RMB683.0 million (US$106.0 million) compared with total revenues of RMB1,058.7 million in the same period of 2020. The decreases were primarily resulting from our brand management adjustment redirecting our focus on third-party high-traffic brands to private label brands and self-managed brands.

•	Product revenues were RMB654.0 million (US$101.5 million), compared with RMB998.2 million in the same period of 2020.

•	Service revenues were RMB29.0 million (US$4.5 million), compared with RMB60.5 million in the same period of 2020.

Cost of revenues was RMB554.6 million (US$86.1 million), representing a decrease of 38.5% from RMB 902.3 million in the same period of 2020, which is in line with the decrease in product revenues.

Gross profit was RMB128.4 million (US$19.9 million), compared to gross profit of RMB156.4 million in the same period of 2020.

Gross margin was 18.8%, compared with 14.8% in the same period of 2020, the increase was attributed by increased private label brands with higher gross margins.

Fulfillment expenses were RMB47.2 million (US$7.3 million), a decrease of 10.6% from RMB52.8 million in the same period of 2020. The decrease was in line with the decrease in product revenues and was partially offset by higher unit prices for packaging and sorting. We have engaged with superior logistics service providers compared to last year to provide better service quality to our customers.

Technology and content expenses were RMB8.0 million (US$1.2 million), an increase of 37.9% from RMB5.8 million in the same period of 2020. The increase was primarily attributable to an increase in research and development talents.

Selling and marketing expenses were RMB49.9 million (US$7.7 million), an increase of 69.2% from RMB29.5 million in the same period of 2020. During the quarter, we analyzed and optimized the existing distribution channel system, and also enriched the distribution channels for private label brands.

General and administrative expenses were RMB25.6 million (US$4.0 million), compared to RMB11.1 million in the same period of 2020. The increase was primarily due to share-based compensation expenses and professional fees.

Total loss from operations was RMB2.1 million (US$0.3 million), compared with total income of RMB58.5 million in the same quarter of 2020.

Net income attributable to ordinary shareholders was RMB0.4 million (US$0.1 million) or 0.1% net margin, compared to net income attributable to ordinary shareholders of RMB29.5 million or net margin of 2.8% in the same period of 2020.

Non-GAAP net income attributable to ordinary shareholders was RMB4.8 million (US$0.7 million), compared to RMB29.5 million in the same period of 2020. For more information on this non-GAAP financial measure, please see the table captioned “Onion Global Limited. Reconciliation of GAAP and Non-GAAP Results” at the end of this announcement.

Basic and diluted Income per share6 was RMB0.04 (US$0.01), compared with earnings per share of RMB3.69 in the same quarter of 2020.

As of September 30, 2021, the Company had cash and cash equivalents of RMB229.7 million (US$35.6 million), compared to RMB433.5 million as of June 30, 2021. Short-term investments, as of September 30, 2021, increased to RMB130.0 million (US$20.2 million) from RMB31.3 million as of June 30, 2021, as the Company purchased certain short-term financial products in the third quarter of 2021.

Business Outlook

Due to the continuous impact from COVID, KOCs’ distribution capabilities and the offline expansion of KOCs have inevitably been affected. We will continue to focus on the expansion and development of new distribution channels in the fourth quarter and next year, which includes public domain e-commerce platforms and new traffic platforms, such as Douyin and Kuaishou, to comprehensively expand our channels.

In terms of the product positioning of our private label brands, we plan to improve users’ loyalty and retention by embedding health technology, biotechnology and intelligent technology into our private label brands and develop a range of competitive products in the food, big healthcare, beauty and cosmetics, and FMCG categories.

Definitions

1.	“we,” “our,” “Onion Global”, the “Group” and the “Company,” refer to Onion Global Limited, a Cayman Islands company, its subsidiaries and, in the context of describing our operations and consolidated financial statements, its VIE and subsidiaries of VIE.

2.	Non-GAAP net income attributable to ordinary shareholders is a non-GAAP financial measure, which is defined as net income/(loss) attributable to ordinary shareholders excluding share-based compensation expenses and listing related expenses.

3.	“GMV” (i) with respect to GMV generated by sales through self-operated distribution channels (including O’Mall) and third-party platforms, such term refers to gross merchandise volume, which represents the total value of confirmed orders placed with us and sold via our platforms, including the total value of orders sold through our active KOCs through their social networks, as well as the VAT and tax surcharges paid, regardless of whether the merchandises are returned and without taking into consideration any incentives granted to KOCs; for the avoidance of doubt, such value of confirmed orders placed with and sold via our platforms before deduction of discounts and loyalty points applied to the orders sold and (ii) with respect to GMV generated by the Group, such term includes both (a) GMV referred in (i) and (b) all types of payments made by individuals who open an O’Partner account registered with our system.

4.	“active KOCs” refers to KOCs that confirmed one or more shipped orders on our platform within the indicated period.

5.	“active buyers” refers to a registered account, identified by a phone number that confirmed one or more shipped orders on our platform within the indicated period, which, for the avoidance of doubt, includes active KOCs.

6.	Ten ADSs represent one ordinary share.

Exchange Rate Information

This announcement contains translations of certain RMB amounts into U.S. dollars at specified rates solely for the convenience of readers. Unless otherwise noted, all translations from RMB to U.S. dollars, in this announcement, were made at a rate of RMB6.4434 to US$1.00, the noon buying rate in effect on September 30, 2021 as certified for customs purposes in the H.10 statistical release of the Federal Reserve Board. The Company makes no representation that the RMB or US$ amounts referred could be converted into US$ or RMB, as the case may be, at any particular rate or at all.

Safe Harbor Statement

This press release contains forward-looking statements. These statements are made under the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. Statements that are not historical facts, including statements about the Company’s beliefs and expectations, the Company’s forecasts, general observation of the industry and business outlook, are forward-looking statements. Forward-looking statements involve inherent risks and uncertainties and a number of factors could cause actual results to differ materially from those contained in any forward-looking statement. In some cases, forward-looking statements can be identified by terminology such as “may,” “will,” “expects,” “anticipates,” “target,” “aim,” “future,” “intends,” “plans,” “believes,” “potential,” “estimates” “continue,” “is/are likely to,” or other similar statements. Further information regarding these and other risks is included in Onion Global’s filings with the SEC. All information provided in this press release and in the attachments is as of the date of this press release, and Onion Global does not undertake any obligation to update any forward-looking statement, except as required under applicable law.

Use of Non-GAAP Financial Measures

The unaudited condensed consolidated financial information is prepared in conformity with accounting principles generally accepted in the United States of America (“U.S. GAAP”).

The Company uses non-GAAP net income attributable to ordinary shareholders. Non-GAAP net income attributable to ordinary shareholders is net income/(loss) attributable to ordinary shareholders excluding share-based compensation expenses and listing related expenses.

The Company believes that separate analysis and exclusion of the one-off or non-cash impact of the above reconciling items adds clarity to the constituent parts of its performance. The Company reviews this non-GAAP financial measure together with GAAP financial measures to obtain a better understanding of its operating performance. It uses the non-GAAP financial measure for planning, forecasting and measuring results against the forecast. The Company believes that non-GAAP financial measure is useful supplemental information for investors and analysts to assess its operating performance.

However, the use of non-GAAP financial measures has material limitations as an analytical tool. One of the limitations of using non-GAAP financial measures is that they do not include all items that impact the Company’s net income (loss) for the period. In addition, because non-GAAP financial measures are not measured in the same manner by all companies, they may not be comparable to other similar titled measures used by other companies. In light of the foregoing limitations, you should not consider non-GAAP financial measures in isolation from or as an alternative to the financial measure prepared in accordance with U.S. GAAP.

The presentation of these non-GAAP financial measures is not intended to be considered in isolation from, or as a substitute for, the financial information prepared and presented in accordance with U.S. GAAP. For more information on these non-GAAP financial measures, please see the table captioned “Onion Global Limited Reconciliation of GAAP and Non-GAAP Results” near the end of this release.

About Onion Global Limited

Onion Global Limited (NYSE: OG) is a next-generation lifestyle brand platform that incubates, markets and distributes the world's fresh, fashionable and future brands, which we refer to as "3F brands," to young people in China and across Asia. The Company's mission is to be the dream factory of lifestyle brands for young people. The Company's platform offering an integrated solution to develop, market and distribute new and inspiring branded products, thereby reshaping the lifestyle shopping and consumer culture in China. Onion Global Limited has been listed on New York Stock Exchange since May 2021.

For more information, please visit: http://ir.msyc.com/.

Investor Relations Contact

In China:

Onion Global Ltd.

Investor Relations

E-mail: ir@msyc.cc

Christensen

Mr. Eric Yuan

E-mail: eyuan@christensenir.com

Tel: +86-13801110739

In United States:

Christensen

Ms.Linda Bergkamp

E-mail: lbergkamp@christensenir.com

Tel: +1-480-614-3004

ONION GLOBAL LIMITED

UNAUDITED INTERIM CONDENSED

CONSOLIDATED BALANCE

SHEETS

(Amounts in thousands of Renminbi (“RMB”) and U.S. dollars
(“US$”), except for number of shares and per share data)

	As of
	December 31, 2020	September 30, 2021	September 30, 2021
	RMB	RMB	US$
ASSETS
Current assets:
Cash and cash equivalents	241,706	229,682	35,646
Restricted cash	8,014	11,000	1,707
Short-term investments	103,217	130,006	20,177
Accounts receivable, net	9,433	18,454	2,864
Inventories, net	442,628	578,243	89,742
Loans receivable, net	5,575	1,000	155
Prepayments and other current assets	189,812	486,910	75,567
Amounts due from related parties	9,358	21,721	3,371
Total current assets	1,009,743	1,477,016	229,229
Non-current assets:
Long-term investments	4,990	10,405	1,615
Property and equipment, net	15,594	20,373	3,162
Intangible assets	-	25,943	4,026
Other non-current assets	-	1,590	247
Deferred tax assets	6,207	19,529	3,031
Goodwill	22,778	22,778	3,535
Total non-current assets	49,569	100,618	15,616
Total assets	1,059,312	1,577,634	244,845

ONION GLOBAL LIMITED

UNAUDITED INTERIM CONDENSED

CONSOLIDATED BALANCE

SHEETS

(Amounts in thousands of Renminbi (“RMB”) and U.S. dollars
(“US$”), except for number of shares and per share data)

	As of
	December 31, 2020	September 30, 2021	September 30, 2021
	RMB	RMB	US$
LIABILITIES AND SHAREHOLDERS’ EQUITY
Current liabilities:
Short-term bank loans	24,200	73,484	11,405
Accounts payable	145,995	209,034	32,442
Customer advances and deferred revenue	174,456	106,285	16,495
Amounts due to related parties	-	4,168	647
Income tax payable	37,969	23,870	3,705
Accrued expenses and other liabilities	233,587	278,632	43,242
Total current liabilities	616,207	695,473	107,936
Non-current liabilities:
Long-term loan	1,199	1,093	170
Other non-current liabilities	-	7,778	1,207
Total non-current liabilities	1,199	8,871	1,377
Total liabilities	617,406	704,344	109,313

Shareholders’ equity:
Ordinary shares	5	-	-
Class A ordinary shares	-	6	1
Class B ordinary shares	-	6	1
Additional paid-in capital	833,855	1,591,798	247,043
Statutory reserves	9,984	9,984	1,549
Accumulated deficit	(408,099)	(731,202)	(113,481)
Accumulated other comprehensive income/(loss)	566	(3,105)	(482)
Onion Global Limited shareholders’ equity	436,311	867,487	134,631
Non-controlling interests	5,595	5,803	901
Total shareholders’ equity	441,906	873,290	135,532
Total liabilities and shareholders’ equity	1,059,312	1,577,634	244,845

ONION GLOBAL LIMITED

UNAUDITED INTERIM CONDENSED

CONSOLIDATED STATEMENTS OF COMPREHENSIVE

INCOME/(LOSS)

(Amounts in thousands of Renminbi (“RMB”) and U.S. dollars
(“US$”), except for number of shares and per share data)

	For the three months ended			For the nine months ended
	September 30, 2020	September 30, 2021	September 30, 2021	September 30, 2020	September 30, 2021	September 30, 2021
	RMB	RMB	US$	RMB	RMB	US$
Revenues:
Total revenues	1,058,702	683,023	106,004	2,864,868	2,048,362	317,901
Operating cost and expenses:
Cost of revenues	(902,322)	(554,598)	(86,072)	(2,268,061)	(1,638,062)	(254,223)
Fulfillment expenses	(52,847)	(47,183)	(7,323)	(142,018)	(129,889)	(20,158)
Technology and content expenses	(5,826)	(7,969)	(1,237)	(15,048)	(28,449)	(4,415)
Selling and marketing expenses	(29,507)	(49,855)	(7,737)	(215,501)	(154,613)	(23,996)
General and administrative expenses	(11,100)	(25,624)	(3,977)	(33,339)	(427,071)	(66,280)
Total operating cost and expenses	(1,001,602)	(685,229)	(106,346)	(2,673,967)	(2,378,084)	(369,072)
Other operating income	1,372	58	9	1,880	2,405	373
Total income/(loss) from operations	58,472	(2,148)	(333)	192,781	(327,317)	(50,798)
Other (expenses)/income:
Interest income	1,993	613	95	5,526	3,425	532
Interest expense	(142)	(596)	(92)	(303)	(1,548)	(240)
Foreign exchange (loss)/gain, net	(5,724)	4,918	763	(21,147)	11,607	1,801
Other (expenses)/income, net	(2,628)	384	60	(1,718)	644	100
Total other (expenses)/income	(6,501)	5,319	826	(17,642)	14,128	2,193
Income/(loss) before income taxes and share of income/(loss) from equity method investments	51,971	3,171	493	175,139	(313,189)	(48,605)
Income tax expenses	(26,816)	(2,252)	(350)	(49,445)	(10,107)	(1,569)
Income/(loss) before share of income/(loss) from equity method investments	25,155	919	143	125,694	(323,296)	(50,174)
Share of income/(loss) from equity method investments	3,391	198	31	(1,355)	351	54
Net income/(loss)	28,546	1,117	174	124,339	(322,945)	(50,120)

ONION GLOBAL LIMITED

UNAUDITED INTERIM CONDENSED

CONSOLIDATED STATEMENTS OF COMPREHENSIVE

INCOME/(LOSS)

(Amounts in thousands of Renminbi (“RMB”) and U.S. dollars
(“US$”), except for number of shares and per share data)

	For the three months ended			For the nine months ended
	September 30, 2020	September 30, 2021	September 30, 2021	September 30,2020	September 30, 2021	September 30, 2021
	RMB	RMB	US$	RMB	RMB	US$
Net income/(loss)	28,546	1,117	174	124,339	(322,945)	(50,120)
Less: net (loss)/income attributable to non-controlling interests	(912)	724	112	(1,463)	158	25
Net income/(loss) attributable to Onion Global Limited	29,458	393	62	125,802	(323,103)	(50,145)
Net income/(loss) attributable to ordinary shareholders	29,458	393	62	125,802	(323,103)	(50,145)
Earnings/(loss) per share:
Ordinary shares - basic and diluted	3.69	-	-	15.74	-	-
Class A ordinary shares – basic and diluted	-	0.04	0.01	-	(36.00)	(6.00)
Class B ordinary shares – basic and diluted	-	0.04	0.01	-	(36.00)	(6.00)
Weighted average shares outstanding used in earnings/(loss) per share computation:
Ordinary shares - basic and diluted	7,993,846	-	-	7,993,846	-	-
Class A ordinary shares – basic and diluted	-	5,199,179	5,199,179	-	4,255,179	4,255,179
Class B ordinary shares – basic and diluted	-	4,840,000	4,840,000	-	4,840,000	4,840,000
Other comprehensive income/(loss):
Foreign currency translation adjustments net of tax of nil	367	(1,998)	(310)	(147)	(3,621)	(562)
Total other comprehensive income/(loss), net of tax of nil	367	(1,998)	(310)	(147)	(3,621)	(562)
Comprehensive income/(loss)	28,913	(881)	(136)	124,192	(326,566)	(50,682)
Less: comprehensive (loss)/income attributable to non-controlling interests	(429)	724	112	(1,092)	208	32
Comprehensive income/(loss) attributable to Onion Global Limited	29,342	(1,605)	(248)	125,284	(326,774)	(50,714)

ONION GLOBAL LIMITED

RECONCILIATION OF GAAP AND NON-GAAP RESULTS

(Amounts in thousands of Renminbi (“RMB”) and U.S. dollars
(“US$”), except for number of shares and per share data)

	For the three months ended			For the nine months ended
	September 30, 2020	September 30, 2021	September 30, 2021	September 30, 2020	September 30, 2021	September 30, 2021
	RMB	RMB	US$	RMB	RMB	US$
Net income/(loss) attributable to ordinary shareholders	29,458	393	62	125,802	(323,103)	(50,145)
Less: Share-based compensation expenses	-	(4,417)	(686)	-	(347,510)	(53,933)
Less: Listing related expenses	-	-	-	-	(42,031)	(6,523)
Non-GAAP net income attributable to ordinary shareholders	29,458	4,810	748	125,802	66,438	10,311